January 3, 2012

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JPMorgan Chase & Co.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 4, 2011

File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter dated December 19, 2011 to James Dimon, Chairman and Chief Executive Officer of JPMorgan Chase & Co., from the staff of the Securities and Exchange Commission regarding the above-referenced filings. Please be advised that we intend to file our response on or about January 17, 2012.

Very truly yours,

/s/ Shannon S. Warren
Shannon S. Warren
Corporate Controller